MAIL STOP 3561


      	February 8, 2006


Nancy K. Hedrick
President and CEO
Computer Software Innovations, Inc.
1661 East Main Street
Easley, South Carolina 29640

      Re:	Computer Software Innovations, Inc.
      Amendment to Registration Statement on Form SB-2
   File No. 333-129842
		Amendment Filed January 13, 2006

Dear Ms. Hedrick:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Financial Information, pages 7-11
1. In the first paragraph under the heading "Non-GAAP Financial Measures" you state that you "may engage in acquisitions in the future which may include additional costs attributable to legal and accounting firms, but which would not be related to the cost of becoming a public reporting entity and would likely not be added back to net income and give risk to a non-GAAP measure in future disclosures." Please clarify the meaning of this statement.

2. We read your response to comment 56. Although we will not object to your usage of certain non-GAAP measures (i.e. measures impacted by the accounting related to your derivative financial instrument) in the registration statement, we believe the language you have used to describe the non-GAAP measure (pro-forma) is ambiguous. Pro-forma generally has a connotation to Article 11 of Regulation S-X. Please revise your disclosures to more accurately reflect the non-GAAP measure (for example, net income before special items; and book value per share, as adjusted, etc.).

It appears to us the effect on earnings, relating to stock option compensation resulting from redemptions and payroll tax expenses (and any related tax effect) are not unusual or infrequent. Also, considering funds generated from this offering and the fact that your business strategy emphasizes expansion through business acquisitions, such costs are reasonably likely to occur in the near future. We do not see where your response and revised disclosure has demonstrated the usefulness of a measure that excludes recurring items. Please revise to remove such items from your non-GAAP measures.

Cash Flow, page 7
3. We noted your disclosure of pro-forma cash flow from operations before special items, a non-GAAP liquidity measure. Your current presentation appears unbalanced as it focuses primarily on the impact of cash flow from operations with limited discussion on the impact to your financing activities had you undergone a traditional IPO. Please revise to remove this measure or revise your disclosures to provide a balanced discussion to avoid potentially misleading inferences about the non-GAAP measures usefulness.

Risk Factors, page 12
4. You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. For example, we refer to risk factor 27 regarding compliance with the Sarbanes-Oxley Act. Please revise the risk factor to address how the risk is specific to your company or remove the risk factor.

Fees Payable to Financial Advisors, page 46
5. We note your response to our previous comment 37. Please disclose in the prospectus whether or not Liberty Company, LLC is a registered broker-dealer.




Technology, page 52

Expansion of Offerings, page 52
6. On page 53 you state that you are already engaging in metropolitan wireless networking solutions, although it does not represent a significant portion of your business. Please advise us of management`s future plans in this respect. In particular, does management have any "strategic plan" or similar focus which it intends to devote considerable resources to in the future, or will management evaluate opportunities as they present themselves? Without limiting the generality of the foregoing, the Staff is looking to understand those opportunities, if known, where management will commit its resources in the future, especially if these future opportunities differ from your past business in any material way.

Intellectual Property, page 56
7. Please supplement your response to our prior comment 29 in our letter dated, December 21, 2005. In particular, please clarify, the nature of the company software products (are they "made for hire"), and the company`s ownership of the copyright. In addition, please disclose how the products are licensed to clients, i.e., are your licenses "site" licenses, user based, transaction based, etc. Finally, please disclose whether the company has any method in place for monitoring compliance with its license terms.

Legal Proceedings, 58
8. Please disclose the recent legal proceeding regarding the potential acquisition of CSI, including the settlement of the Integrated Tek Solutions, Inc. lawsuit.

Management`s Discussion and Analysis of Financial Condition and
Results of Operation, page 59

Current Challenges of our Business, page 60

Software Modifications Required By Geographic Expansion, page 60
9. On page 60 you state that you plan to modify your software to enable geographic expansion "based on established opportunities in an attempt to maximize and achieve a return on investment as quickly as possible." Please clarify this statement, in particular, please explain the term "established opportunities" and how management adjudges when an opportunity is established enough to justify investment. Please describe these opportunities in more detail and provide a reasonable basis for the statement.


Maintaining IP Telephony Momentum, page 61
10. On page 61, you state that a single sale to one of your largest customers resulted in that customer comprising 12% of your total revenues. Please disclose the dollar value of the telephony related sales to that customer and disclose the name of the customer. Alternatively, please advise us why no disclosure is necessary.

Continued Improvement of Support Solutions, page 61
11. We note your intention to invest an additional $500,000 in support solutions in the next year and your expectation that the revenues generated will offset this investment in the next year. Please advise us of the source of the revenues that will offset the increased investment. Does the company believe that the "new" support solutions alone will offset this increased spending? In addition, please provide a basis for management`s expectations concerning this investment - for example, has management prepared a budget based on customer feedback etc.


Form 10-QSB for the Quarterly Period Ended September 30, 2005

Item 3 - Controls and procedures, page 37

12. We noted your response to our prior comments 71 and 72.
However,
it appears that you have not filed the amended Form 10-QSB for the quarterly periods ended March 31, 2005, June 30, 2005 and
September
30, 2005 as stated in your responses. Please advise or file this information as soon as possible.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



	Any questions regarding the accounting comments may be directed to Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

								Sincerely,



								John Reynolds
      Assistant Director



cc:	William Pittman
	Fax: (864) 240-2479




Nancy K. Hedrick
Computer Software Innovations, Inc.
February 8, 2006
p. 1